Exhibit 99.3

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited condensed consolidated financial statements and the related notes included elsewhere in this Report on Form 6-K and with the discussion and analysis of our financial condition and results of operations contained in our Annual Report on Form 20-F for the fiscal year ended June 30, 2019 filed with the Securities and Exchange Commission on September 19, 2019 (the “2019 Form 20-F”). This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those identified elsewhere in this Report on Form 6-K, and those listed in the 2019 Form 20-F under “Item 3. Key Information-D. Risk Factors” or in other parts of the 2019 Form 20-F.

In response to outbreak of novel coronavirus (the “COVID-19”), in China and, more recently, internationally, we are supplementing the risk factors previously disclosed in the 2019 Form 20-F, with the risk factor set out below.

An Outbreak of Disease or Similar Public Health Threat, or Fear of Such an Event, Could Have a Material Adverse Impact on the Company’s Business, Operating Results and Financial Condition.

These types of events could disrupt business and otherwise materially adversely affect business and financial condition. With operations in China and other countries worldwide, we are subject to numerous risks outside of our control, including risks arising from natural disasters, such as fires, earthquakes, hurricanes, floods, tornadoes, unusual weather conditions, pandemic outbreaks and other global health emergencies, terrorist acts or disruptive global political events, or similar disruptions that could materially adversely affect business and financial performance.

Any public health emergencies, including a real or potential global pandemic such as those caused by the avian flu, SARS, Ebola, coronavirus, or even a particularly virulent flu, could decrease demand for the Company’s products and services. The recent outbreak of COVID-19, which has been declared by the World Health Organization to be a “pandemic”, has spread to many countries and is impacting worldwide economic activity. A public health epidemic, including COVID-19, poses the risk that we or our employees, suppliers, consumers, and other business partners may be prevented from conducting business activities for an indefinite period of time, including due to shutdowns that may be requested or mandated by governmental authorities. Given the interconnectivity of global supply chain and global economy, and the possible rate of future global transmission, the impact of COVID-19 may extend beyond the areas which are currently known to be impacted. While it is not possible at this time to estimate the impact COVID-19 could have on our business, the continued spread of COVID-19 and the measures taken by the governments of countries affected could disrupt the supply chain, demand from our customers, our sales efforts, the delivery of our products and services, reduce our customers’ ability to pay and adversely impact our business, financial condition and results, or results of operations.

Overview

Through our operating subsidiaries, we are one of the leading automation solutions providers in China, developing a number of core technologies and completing numerous projects utilizing a wide array of automation products. With our philosophy of sincere concern for customers and our technical innovation capabilities, we specialize in the research, development, production, sale and distribution of industrial automation for digital railway signals and information systems, e-government, motor drive transmissions and non-safety controls for nuclear power reactors.

The main channel through which we obtain our automation system business is the procurement bidding process. Customers propose their requirements and specifications via legally binding bid documents. Companies interested in obtaining the contract can respond with an appropriate bid.

We derive our revenue mainly from three operating segments including industrial automation, railway transportation and mechanical and electrical solutions. Around 90% of our total consolidated revenues derived from integrated contracts we have won through the bid process. In addition, we generate revenue from sales of spare parts and component products to customers for maintenance and replacement purposes after the completion of the integrated solution contract, and from providing maintenance and training service, after the warranty period to customers for efficiency improvement or environment protection purpose; which tends to provide a recurring revenue stream. Spare part and component sales and services rendered are not part of the integrated solutions contracts.

The purpose of an integrated solutions contract is to furnish an automation system that provides the customer with a total solution for the automation or process control requirement being addressed. The automation system and total solution we offer, consisting of hardware, software and services, is customized to meet the customer’s particular needs and technical specifications. None of the hardware, software and services has independent functionality, and therefore, is not sold separately to customers.

Order backlog of contracts presents the amount of unrealized revenue to be earned from the contracts that we have won. The following table sets forth the information regarding contracts we won during the six months ended December 31, 2018 and 2019 and the backlog at the dates indicated:

	Six months ended December 31,
	2018	2019
Number of new contracts won during the period	2,388	4,120
Total amount of new contracts (million)	$421.3	$324.5
Average price per contract	$176,424	$78,760

	Six months ended December 31,
Backlog Situation:	2018	2019
Contracts newly entered and unfinished (million)	$276.6	$236.7
Contracts entered in prior periods and unfinished (million)	$313.5	$350.3
Total amount of backlog (million)	$590.1	$587.0

Recent development

We believe our business is and will be continuously adversely affected by the current worldwide outbreak of the COVID-19. As the virus has been transmitted between humans, many countries have imposed quarantines and travel restrictions. As a result, businesses operations in affected areas, including ours, have experienced and will likely continue to experience material disruption.

In response to the outbreak of the COVID-19, we have taken necessary actions to minimize the risk of spread of disease and adverse effects on the Company’s business operation. Since late January 2020, we have been monitoring the health condition of our employees through on-going online survey. Starting from early February, we have been implementing a two-week-long work-from-home scheme. Meanwhile, we have set forth guidance of operation on the coronavirus in each of our bases for our employees to follow. For particular urgent projects covering R&D, production and engineering, staff has been requested for on-site work in accordance with the guidance.

We continue to monitor the situation, among other objectives, to ensure the safety of our employees, our customers and our suppliers, to react to operational developments and to assess the impact of developments on our financial condition, results of operations, cash flows and liquidity. If the conditions in China continue to improve, we anticipate that the impact of the COVID-19 on our overall operating results and financial condition during the fiscal year ending June 30, 2020 may be limited. Given the uncertainty of the outbreak, however, the spread of the COVID-19 may be prolonged and worsened, and we may be forced to further scale back or even suspend our operations in the affected areas.

Key Factors Affecting Our Growth, Operating Results and Financial Condition

Our future growth, operating results and financial condition will be affected by a number of factors including:

•

The ability in developing and acquiring new products and systems in order to improve competitiveness, which can increase both sales revenue and margins. The success of our business depends in great measure on our ability to keep pace with or even lead changes that occur in our industry.

•	The success in expanding our business in targeted emerging markets and overseas markets, which may require us to overcome domestic competition and trade barriers.

•

Our ability to retain our existing customers and to obtain additional business opportunities. Since we do not have long-term purchase commitments from customers, our customers can shift to other competitors for future projects. It is important to maintain our customer base in order to sustain and expand our business.

•

The success of our business also depends on securing a steady stream of new customers. In order for our business to continue to succeed and grow, it is vital to secure contracts with new customers on a regular basis.

•

The ability to secure adequate engineering resources and relatively low cost engineering staff can increase our profitability and potential business prospects. One of the competitive advantages that we enjoy is the access to lower cost engineering staff as compared to those of our Western and Japan-based competitors. The plentiful supply of affordable engineering talent in China is a key element of our overall business strategy.

•

Further improvement in product design and maintaining high standard of quality control, which can reduce or avoid product defects. Any product defects will result in additional costs and cause damage to our business reputation.

•

The ability to secure and protect our intellectual property rights is critical, as our business is based on a number of proprietary products and systems, and we strive to strengthen and differentiate our product portfolio by developing new and innovative products and product improvements.

•

The success in penetrating into the railway, conventional and nuclear power market sectors can develop revenue streams and improve margins. In addition to the traditional industrial automation business, our plan for future growth includes an increasing emphasis on rail control systems, power generation control systems and mechanical and electrical solutions both in China and internationally.

•

The ability to obtain greater financial resources to match or even exceed our major competitors, in order to compete effectively with them, and to weather any extended weaknesses in the automation and control market.

•

The continued growth in the Chinese and Southeast Asia industry in general. This continued growth will create more business opportunities for us, because industrial companies in Asia are our principal source of revenues.

•

The ability to maintain key personnel and senior management, who will have significant impact and contribution to our future business. The ability to attract and retain additional qualified management, technical, sales and marketing personnel will be vital.

•

The continuation of the preferential tax treatment and subsidies currently available to our PRC subsidiaries will be critical to our future operating results. If governmental subsidies were reduced or eliminated, our after-tax income would be adversely affected.

•

The exchange rate fluctuation of RMB and SGD against US dollars will result in future translation gain or loss as most of our assets are denominated in RMB and SGD. In addition, some of our raw materials, components and major equipment are imported from overseas. In the event that the RMB and SGD appreciate against other foreign currencies, our costs will decrease and our profitability will increase. However, the impact will be the other way around if RMB and SGD depreciate against other foreign currencies.

A.	Operating Results

The following are some financial highlights for the six months ended December 31, 2019:

•

Total assets increased by $41.0 million, from $1,309.4 million as of June 30, 2019, to $1,350.4 million as of December 31, 2019. The increase was mainly due to $71.4 million in cash and cash equivalents, an increase of $29.5 million in cost and estimated earnings in excess of billings, all of which were partially offset by a decrease in accounts receivable of $43.1 million, a decrease in amounts due from related parties of $9.8 million, and a decrease in amount inventories of $7.4 million.

•	Cash and cash equivalents increased by $71.4 million, from $332.5 million as of June 30, 2019, to $403.9 million as of December 31, 2019.

•	Accounts receivable at December 31, 2019 were $239.5 million, a decrease of approximately $43.1 million, or 15.3%, compared to $282.6 million at June 30, 2019.

•

Cost and estimated earnings in excess of billings as of December 31, 2019, were $227.5 million compared to 198.0 million as of June 30, 2019, representing an increase of $29.5 million, or 14.9%. The cost and estimated earnings in excess of billings were accounted for based on the difference between percentages of completion and progress billings. Different contracts have different billing arrangements, and consequently result in different cost and estimated earnings in excess of billings. The higher or lower balance of cost and estimated earnings in excess of billings as of the balance sheet date was due to the different contracts mix with different billing arrangements.

•	Inventory decreased by $7.4 million, from $43.0 million as of June 30, 2019, to $35.6 million as of December 31, 2019.

•	Property, plant and equipment increased by $2.1 million, from $76.0 million as of June 30, 2019, to $78.1 million as of December 31, 2019.

•	Investments in equity investees decreased by $0.3 million, from $40.4 million as of June 30, 2019, to $40.1 million as of December 31, 2019.

•	Total liabilities increased by $3.3 million or 0.9% from $362.3 million at June 30, 2019, to $365.6 million as of December 31, 2019.

•	Short-term bank loans decreased by $0.5 million, from $1.9 million on June 30, 2019, to $1.4 million on December 31, 2019.

•	Accounts payable increased by $4.8 million, or 4.3% from $110.4 million on June 30, 2019, to $115.2 million on December 31, 2019.

•	Deferred revenue increased by $0.6 million, or 0.4%, from $141.4 million on June 30, 2019, to $142.0 million on December 31, 2019.

•

Deferred tax assets were $8.3 million as of December 31, 2019. Based on the Company’s historical operating results and order backlog, the Company believes that it is more than likely that the deferred tax assets net of valuation allowance would be realized.

Comparison of Six Months Ended December 31, 2019 and 2018

Revenues: For the six months ended December 31, 2019, total revenues amounted to $293.3 million, an increase of $5.1 million from $288.2 million for the same period in the prior year, representing an increase of 1.8%.

Integrated solutions contract revenue accounted for $234.1 million, an increase of $0.8 million or 0.3%, compared to $233.3 million for the same period in the prior year. The increase in integrated revenues was mainly composed of an increase of $25.9 million or 28.7% in industrial automation projects and an increase of approximately $6.7 million or 8.8% in rail transportation. The revenue increase was offset by a decrease of $31.8 million or 47.4% in mechanical and electrical solutions business.

Approximately $12.7 million of total revenues was generated from product sales, a decrease of $1.3 million, or 9.3% compared to $14.0 million in product sales revenue for the same period in the prior year. Product sales revenue depends on overall demand for the Company’s spare parts for customers’ maintenance and replacement purposes.

Approximately $46.5 million of total revenue was generated from service rendered, an increase of $5.6 million or 13.7% compared to $40.9 million for the same period in the prior year.

The Company’s total revenue by segments was as follows:

(In USD millions)
	Six months ended December 31,
	2019		2018
	$	% to Total Revenue	$	% to Total Revenue
Industrial Automation	133.9	45.6%	107.2	37.2%
Rail Transportation	123.4	42.1%	113.9	39.5%
Mechanical and Electrical Solution	36.0	12.3%	67.1	23.3%
Total	293.3	100.0%	288.2	100.0%

Order Backlog: An important measure of the stability and growth of the Company’s business is the size of its order backlog, which represents the total amount of unrecognized contract revenue associated with existing contracts. Our order backlog as of December 31, 2019 amounted to $587.0 million, representing a decrease of $3.1 million, or 0.5%, compared to $590.1 million as of December 31, 2018.

Of the total order backlog as of December 31, 2019, the unrecognized revenue associated with new contracts signed in the six months period ended December 31, 2019 was $236.7 million and the amount brought forward from prior periods was $350.3 million, comparing to the total backlog as of December 31, 2018 of $276.6 million from new contracts signed in the six months period ended December 31, 2018, and $313.5 million from contracts carried forward from prior year.

Cost of revenues: Mirroring the categories of revenues, the cost of revenues can also be divided into three components including cost of integrated contracts, cost of products sold and cost of service rendered. For the six months ended December 31, 2019, the total cost of revenues amounted to $185.2 million, an increase of $5.5 million, or 3.0%, compared to $179.7 million for the same period in the prior year. The increase was due to a $3.3 million increase in the cost of services rendered, an increase of $2.3 million or 1.5% in the cost of integrated contracts. The increase was partially offset by a decrease of $0.2 million or 6.3% in the cost of products.

The cost of integrated contract revenue consists primarily of three components: cost of equipment and materials, labor costs and other manufacturing expenses including but not limited to detecting expense, technology service fee, all of which incurred during the designing, building and delivering customized automation solutions process to customers. For the six months ended December 31, 2019, the total cost of integrated contracts was $164.0 million, compared to $161.6 million for the same period in the prior year, representing an increase of $2.4 million, or 1.5%. The increase was primarily due to a decrease of $4.4 million in cost of equipment and materials, a decrease of $12.3 million in labor cost, and an increase of $19.1 million in other manufacturing expenses. Of the total cost of integrated contract revenue for the six months ended December 31, 2019, cost of equipment and materials accounted for $86.5 million, compared to $90.9 million for the same period in the prior year; labor cost accounted for $27.8 million, compared to $40.1 million for the same period in the prior year; and other manufacturing expenses accounted for $49.7 million, compared to $30.6 million for the same period in the prior year. Of the total integrated contract revenue for the six months ended December 31, 2019, cost of equipment and materials accounted for 36.9%, compared to 39.0% for the same period in the prior year; labor cost accounted for 11.9%, compared to 17.2% for the same period in the prior year; and other manufacturing expenses accounted for 21.2%, compared to 13.1% for the same period in the prior year. The cost components of integrated contracts were determined and varied according to requirements of different customers.

Sales of products represent sales of spare parts (either company manufactured or purchased from outside vendors) to customers for maintenance and replacement purposes. Given the fact that the products purchased from third party vendors have different functions and capabilities from our self-made products, we decide whether to purchase or manufacture the necessary products based on the needs and preferences of different customers while considering the efficiency factor. Therefore, as a percentage of the cost of products sold, the self-made products and purchased products have varied significantly from time to time. The cost of products sold for the six months ended December 31, 2019 was $3.4 million, a decrease of $0.3 million, compared to $3.7 million for the same period in the prior year.

As for the cost of the service revenue, our employees spend time and incur expenses while they are with the customers. From time to time, materials costs related to the service are incurred, especially for providing extended warranty services. The cost of service revenue for the six months ended December 31, 2019 was $17.8 million, an increase of $3.3 million, compared to $14.5 million for the same period in the prior year.

Gross margin: For the six months ended December 31, 2019, as a percentage of total revenues, the overall gross margin was 36.9%, compared to 37.6% for the same period in the prior year. The gross margin for integrated contracts was 30.0% for the six months ended December 31, 2019, compared to 30.7% for the same period in the prior year. The decrease in gross margin for integrated contracts was mainly due to our different sales mix during the six months ended December 31, 2019. The gross margin for products sold was 72.9% for the six months ended December 31, 2019, compared to 73.8% for the same period in the prior year. The gross margin for services provided was 61.8% for the six months ended December 31, 2019, compared to 64.6% for the same period in the prior year.

Selling expenses: Selling expenses mainly consist of compensation, traveling and administrative expenses related to marketing, sales and promotion activities incurred by the Company’s marketing departments. Selling expenses were $17.7 million for the six months ended December 31, 2019, an increase of 13.5%, or $2.1 million, compared to $15.6 million for the same period in the prior year. As a percentage of total revenues, selling expenses accounted for 5.4% and 6.0% for the six months ended December 31, 2018 and 2019, respectively.

General and administrative expenses: General and administrative expenses mainly include compensation, traveling and other administrative expenses of non-sales-related departments, such as the finance department, information systems department and human resources department. General and administrative expenses amounted to $21.2 million for the six months ended December 31, 2019, representing an increase of approximately $0.9 million, or 4.4%, compared to $20.3 million for the same period in the prior year. As a percentage of total revenues, general and administrative expenses were 7.1% and 7.2% for the six months ended December 31, 2018 and 2019, respectively.

Research and development expenses: Research and development expenses represent mostly employee compensation, materials consumed and experiment expenses related to specific new product research and development, as well as any expenses incurred for basic research on advanced technologies. For the six months ended December 31, 2019, research and development expenses were $22.7 million, representing an increase of $3.5 million, or 18.2%, compared to $19.2 million for the same period in the prior year. As a percentage of total revenues, research and development expenses were 6.7% and 7.8% for the six months ended December 31, 2018 and 2019, respectively.

VAT refunds and government subsidies: The state tax bureaus in China provide refunds out of the value added tax (“VAT”) they collect in order to encourage the research and development efforts made by certain qualified enterprises. Some of our subsidiaries in China received such refunds. All VAT refunds, that have no further conditions to be met, are recognized in the statements of comprehensive income when cash or approval from the tax bureaus is received. For the six months ended December 31, 2019, VAT refunds were $8.5 million, compared to $15.8 million for the same period in the prior year, decreasing by $7.3 million, or 46.2%. As a percentage of total revenues, VAT refunds were 5.5% and 2.9% for the six months ended December 31, 2018 and 2019, respectively.

The local governments in China also provide financial subsidies to encourage research and development efforts made by certain qualified enterprises. Some of our subsidiaries received such subsidies. For the government subsidies that have no further conditions to be met, the funds received are recognized in the statements of comprehensive income; for the subsidies that have certain operating conditions yet to be met, the fund received are recorded as liabilities and will be released to income when the conditions are met. Subsidy income from the government amounted to $1.3 million and $2.6 million for the six months ended December 31, 2019 and 2018, respectively, representing a decrease of $1.3 million, or 50.0%.

Income from operations: Income from operations decreased by $15.4 million, from $71.7 million for the six months ended December 31, 2018 to $56.3 million for the six months ended December 31, 2019.

Interest income: For the six months ended December 31, 2019, interest income increased by $0.1 million, or 1.7% from $6.0 million for the same period in the prior year, to $6.1 million for the current period. As a percentage of total revenue, interest income accounted for 2.1% and 2.1% for the six months ended December 31, 2018 and 2019, respectively. The interest income was mainly earned from time deposits with maturities over three months.

Interest expenses: For the six months ended December 31, 2019, interest expenses decreased by $0.2 million, or 66.7% from $0.3 million for the same period in the prior year, to $0.1 million for the current period. As a percentage of total revenue, interest expenses accounted for 0.1% and 0.0% for the six months ended December 31, 2018 and 2019, respectively. The interest expenses were incurred by the short-term and long-term loans/bonds we had.

Other income (expenses), net: For the six months ended December 31, 2018, the other income (expenses), net decreased by $3.2 million from $6.5 million for the same period in the prior year, to $3.3 million for the current period.

Income tax expenses: For the six months ended December 31, 2019, the Company’s income tax expenses and the effective tax rate were $13.0 million and 17.0%, respectively, for the six months ended December 31, 2019, as compared to $11.8 million and 14.0%, respectively, for comparable prior year period. The effective tax rate fluctuation was mainly due to the different pre-tax income mix with different tax rates, as the Company’s subsidiaries are subject to different tax rates.

Net income and earnings per share attributable to Hollysys: For the six months ended December 31, 2019, net income attributable to Hollysys amounted to $63.7 million, representing a decrease of $8.3 million, as compared to $72.1 million for the same period in the prior year. The basic and diluted earnings per share were $1.05 and $1.05 for the six months ended December 31, 2019, as compared to $1.19 and $1.18 for the same period in the prior year, representing a decrease of $0.14 and $0.13, respectively. The decrease was primarily due to the lower net income attributable to Hollysys compared to prior year period.

B.	Liquidity and Capital Resources

We believe our working capital is sufficient to meet our present requirements. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. In the long-term, we intend to rely primarily on cash flow from operations and additional borrowings from banks to meet our anticipated cash needs. If our anticipated cash flows and borrowing capacity is insufficient to meet our requirements, we may also seek to sell additional equity, debt or equity-linked securities. We cannot assure you that any financing will be available in the amounts we need or on terms acceptable to us, if at all.

In line with the industry practice, we typically have a long receivable collection cycle. As a result, our cash provided by our operations in any given year may not be sufficient to fully meet our operating cash requirements in that year. We will use available financing means, including bank loans, to provide sufficient cash inflows to balance timing differences in our cash flows.

We estimate our liquidity needs for investing and financing activities for fiscal 2020 will be approximately $32.5 million, which will be primarily related to the repayment of bank borrowings and capital expenditures. Our future working capital requirements will depend on many factors, including, among others, the rate of our revenue growth, the timing and extent of expansion of our sales and marketing activities, the timing of introductions of new products and/or enhancements to existing products, and the timing and extent of expansion of our manufacturing capacity.

Our long-term liquidity needs will relate primarily to working capital to pay our suppliers, and third-party manufacturers, as well as any increases in manufacturing capacity or acquisitions of third party businesses that we may seek in the future. We expect to meet these requirements primarily through our current cash holdings, revolving bank borrowings, as well as our cash flow from operations. For fiscal year 2020, we expect $11.5 million of capital expenditures, mainly related to purchase of the property, plant and equipment for our manufacturing and operations. We currently do not have any plan to incur significant capital and investing expenditures for the foreseeable future beyond 2020.

Cash Flow and Working Capital

As of December 31, 2019, we had total assets of $1,350.4 million, of which cash and cash equivalents amounted to $403.9 million, time deposits with original maturities over three months amounted to $146.7 million, accounts receivable amounted to $239.5 million and inventories amounted to $35.6 million. While working capital was $813.3 million, equity amounted to $984.9 million and our current ratio was approximately 3.4.

The following table shows our cash flows with respect to operating activities, investing activities and financing activities for the six months ended December 31, 2018 and 2019:

Cash Flow Item	Six Months Ended December 31,
(In USD thousands)	2019	2018
Net cash provided by operating activities	$109,448	$61,478
Net cash used in investing activities	$(1,987)	$(37,687)
Net cash used in financing activities	$(34,027)	$(11,178)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	$(5,319)	$(8,143)
Net increase in cash, cash equivalents and restricted cash	$68,115	$4,470
Cash, cash equivalents and restricted cash, beginning of period	$358,387	$287,309
Cash, cash equivalents and restricted cash, end of period	$426,502	$291,779

Operating Activities

For the six months ended December 31, 2019, net cash provided by operating activities was $109.4 million, compared to approximately $61.5 million for the same period in the prior year. The net cash inflow of operating activities in the six months ended December 31, 2019 primarily consisted of net income of $73.6 million and $43.2 million provided by working capital. Changes in working capital are attributable to an increase in accounts receivable of $39.9 million, an increase in account payable of $10.8 million, an increase in due from related parties of $9.1 million, an increase in inventories of $6.7 million, and an increase in income tax payable of $5.5 million, all of which were partially offset by a decrease in costs and estimated earnings in excess of billings of $35.1 million.

For the six months ended December 31, 2018, net cash provided by operating activities was $61.5 million, compared to $67.0 million for the same period in the prior year. The net cash inflow of operating activities in the six months ended December 31, 2018 primarily consisted of net income of $72.1 million and $10.2 million used in working capital. Changes in working capital are attributable to a decrease in costs and estimated earnings in excess of billings of $27.7 million, a decrease in accounts receivable of $9.0 million, all of which were partially offset by an increase in deferred revenue of $10.4 million and an increase in other receivables of $11.3 million.

Investing Activities

For the six months ended December 31, 2019, net cash used in investing activities was $2.0 million, compared to $37.7 million for the same period in the prior year. The net cash used in investing activities in six months ended December 31, 2019 mainly consisted of a cash outflow of $103.7 million for time deposits placed with banks, a cash outflow of $2.9 million in purchases of property, plant and equipment, partially offset by a cash inflow of $99.9 million from maturity of time deposits, and a cash inflow of $4.5 million from proceeds from the disposal of an investment in an equity investee.

For the six months ended December 31, 2018, net cash used in investing activities was $37.7 million, compared to $38.9 million for the same period in the prior year. The net cash used in investing activities for the six months ended December 31, 2018 mainly consisted of a cash outflow of $156.9 million for time deposits placed with banks, a cash outflow of $1.9 million in net cash reduced upon deconsolidation of a subsidiary, partially offset by a cash inflow of $122.9 million from maturity of time deposits.

Financing Activities

For the six months ended December 31, 2019, net cash used in financing activities was $34.0 million, as compared to $11.2 million for the same period in the prior year. The net cash used in financing activities in the six months ended December 31, 2019 mainly consisted of repayment of convertible bond of $20.8 million, and payment of 2019 annual dividends of $12.7 million.

For the six months ended December 31, 2018, net cash used in financing activities was $11.2 million, as compared to $7.6 million for the same period in the prior year. The net cash used in financing activities in the six months ended December 31, 2018 mainly consisted of repayment of short-term bank loans of $3.6 million, and payment of 2018 annual dividends of $10.9 million, partially offset by proceeds from short-term bank loans of $3.2 million

C.	Research and Development, Patents and Licenses

Research and Development Efforts

As a high-technology company, our business and long-term development rely highly on our research and development capabilities. Our research and development process is based on Capability Maturity Model Integration Level 2&3 and can be classified into the following seven phases:

•	Study phase

•	Requirement phase

•	Designing phase

•	Implementation phase

•	Testing phase

•	Inspection phase

•	Maintaining phase

We use standard product development life cycle models, including the waterfall model, increment model, iterative model and prototype. As a technology leader we continually develop and patent new automation technologies. We also continually review and evaluate technological changes affecting the automation and integrated system industries and invest substantially in application-based research and development. We currently employ over 700 staff in the research and development department or engaged in research and development work.

Our core technologies achieved from our research and development efforts include:

•	Large scale software platform architecture design;

•	Proprietary network design and development technologies;

•	Safety computer platform design and manufacturing;

•	Efficient I/O (Input /Output) signal processing design technology; and

•	Embedded system design and manufacturing.

We are committed to incorporating the latest advances in electronics and information system technology into its products and, whenever possible, developing state-of-the-art proprietary products based on its extensive internal expertise and research efforts. We currently spend approximately 6-9% of our annual revenues on research and development. Our recent major research and development focuses include:

•	Transportation Automation;

•	Manufacturing Automation; and

•	Process Automation.

Our research and development efforts have led to the invention of several proprietary systems in the fields of DCS, PLC and transportation automation systems. We improved our 5th generation DCS (Distributed Control System), which represents higher reliability, stability, better safety protection and user-friendliness with advanced system architecture, hardware, software designs and industry expert solutions. We completed the development and certified our SIS (Safety Instrumented System) –HiaGuard with SIL3 (Safety Integrity Level 3) in compliance with international standards. HiaGuard is the first domestically developed SIS technology and breaks the monopoly held by foreign systems in China in this product. Hollysys’ HiaGuard can be applied for ESD (Emergency Shutdown System), PSD (Process Shutdown System), and FGS (Fire and Gas Systems) used in various industries. We also invented several series of PLC (Programmable Logic Controller) products, and the most successful applications include the mining safety protection systems and Traditional Chinese Medicine manufacturing and packaging machine and dispensing machine. Our core technologies provide a platform that is designed to enable the rapid and efficient development of our technologies for specific applications that are quickly, efficiently and affordably tailored to particular industries and to the needs of our customers. Our software development tools enable us to program our systems rapidly, allowing us to apply digital technologies that take advantage of the tremendous advances in electronics and information technology to improve quality and reliability while reducing cost. The market for our products includes, not only the large number of factories that are continually under construction in China’s rapidly expanding industrial base, but also extends to the replacement and upgrading of outdated legacy systems to bring a higher degree of control and efficiency to the automation of processes, delivering increasing benefits to customers as they meet increased competition. In the future we expect that the market for our products will extend further into South Asia and the Middle East.

We already have our proprietary high-speed rail signaling system including ATP (Automatic Train Protection), TCC (Train Control Center), LEU (Line-Side Electronic Unit), BTM (Balise Transmission Module), TSRS (Temporary Speed Restriction Server), HVC (Hollysys Vital Computer) and Interlocking system been certified according to international standards and have passed the Safety Integrity Level 4 (SIL4) certification. For the subway signaling system, the proprietary ATS (Automatic Train Supervision) and CBI (Computer Based Interlocking) have passed SIL2 and SIL4 certification respectively by the end of 2011. And in March 2013 we finished the development and certified ZC (Zone Controller), LEU (Line-side Electronic Unit) and Balise according to SIL4 (Safety Integrity Level 4) requirements in compliance of international standards, the certification of ATP (Automatic Train Protection) for subway signaling system was finished at the end of calendar year 2013. For both of the signaling systems, Hollysys is one of the earliest domestic companies in developing and certifying the signaling systems according to the international standards. We believe we are one of the few companies in the world which command the most leading and safety critical technologies of rail signaling system and we compete with multinational companies such as Siemens, Alston and Bombardier in domestic and world arena. We believe our research and development efficiency, latest technology, strong customization and better value for money proposition will give us an unparalleled advantage in the high-speed rail and subway signaling markets.

For the six months ended December 31, 2018 and 2019, aggregate research and development expenses were approximately $19.2 million and $22.7 million, respectively.

Intellectual Property Rights

We rely on a combination of copyright, patent, trademark and other intellectual property laws, nondisclosure agreements and other protective measures to protect our proprietary rights. We also utilize unpatented proprietary know-how and trade secrets and employ various methods to protect them. As of December 31, 2019, we held 229 software copyrights, 183 authorized patents, 105 patent applications and 45 registered trademarks. Our earliest software copyrights will expire in December 2051. Our invention patents have terms of 20 years. The first expiration will be in June 2020 and the second will be in June 2020 and our utility patents and design patents have terms of 10-20 years. One design patent is expected to expire in March 2020.

Although we employ a variety of intellectual property in the development and manufacturing of products, we believe that only a few of our intellectual property rights are critical to our current operations. However, when taken as a whole, we believe that our intellectual property rights are significant and that the loss of all or a substantial portion of such rights could have a material adverse effect on our results of operations. Also, from time to time, we may desire or be required to renew or to obtain licenses from others in order to further develop and manufacture commercially viable products effectively.

We market our DCS products mainly under the brand name of “HOLLiAS”. Our brand name is well-established and is recognized as associated with high quality and reliable products by industry participants and customers. We have obtained trademark protection for our brand name “HOLLiAS” in the PRC as well as in other countries in the world. In addition, we have also registered or applied for a series of trademarks including brand names for us and our products. The trademarks are issued for 10-year periods and may be renewed prior to expiration.

D.	Trend Information

Other than as disclosed in the foregoing disclosures and elsewhere in this report, we are not aware of any trends, uncertainties, demands, commitments or events for the six months ended December 31, 2019 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Arrangements

We do not believe that we have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to an investment in our securities.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations, including long-term loans and operating leases and capital and operational commitments as of December 31, 2019.

(In USD thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Short-term & Long-term Loans
-Principal	2,650	1,842	504	151	153
-Interest	199	53	62	24	60
Operating Lease Obligations(1)	6,150	1,945	3,242	963	—
Purchase Obligations(2)	176,824	148,440	17,740	7,096	3,548
Capital Obligations(3)	574	574	—	—	—
Standby Letters of Credit(4)	759	759	—	—	—
Performance Guarantees(5)	55,825	30,200	16,321	3,179	6,125

Total	242,981	183,813	37,869	11,413	9,886

(1)	Operating lease obligations

It represents the future minimum payments under non-cancelable operating leases.

(2)	Purchase obligations

As of December 31, 2019, the Company had approximately $176.8 million in purchase obligations for purchases of inventories. The inventories will be mainly used for fulfilling existing contracts or new contracts resulted from the expansion of our operations.

(3)	Capital obligations

As of December 31, 2019, the Company had approximately $0.6 million in capital obligations for the coming twelve months, mainly for the Company’s information system construction.

(4)	Standby letters of credit

We have issued letters of credit to our suppliers to serve as assurance of payment. When a letter of credit is issued, a proportion of the total amount covered by the letter of credit may be required to be deposited in the bank, and is not available until the payment has been settled or the letter of credit has expired. As of December 31, 2019, we had approximately $0.8 million in standby letters of credit obligations.

(5)	Performance guarantees

We have provided performance guarantees to our customers to serve as assurance of performance for the contractual obligations. When a performance guarantee is issued, a proportion of the total guarantee amount may be required to be deposited in the bank, and is not available until the guarantee is expired. As of December 31, 2019, we had approximately $55.8 million performance guarantees obligation, with $8.2 million of restricted cash deposited in banks for performance guarantees.

Other than the contractual obligations and commercial commitments set forth above, we did not have any other long-term debt obligations, operating lease obligations, capital commitments, purchase obligations or other long-term liabilities as of December 31, 2019.